EXHIBIT 4.5

STATEMENT REGARDING RESTRICTIONS ON

TRANSFERABILITY OF SHARES OF COMMON STOCK

(To Appear on Stock Certificate or to Be Sent upon Request

and without Charge to Stockholders Issued Shares without Certificates)

“The securities issued or transferred are subject to restrictions on transfer and ownership for the purpose of maintenance of the Company’s status as a real estate investment trust (a “REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). Except as otherwise provided pursuant to the Articles of Incorporation of the Company, no Person may (a) Beneficially or Constructively Own Common Shares of the Company in excess of 9.8% (or such greater percent as may be determined by the Board of Directors of the Company) of the outstanding Common Shares; (b) Beneficially or Constructively Own shares of any series of Preferred Shares of the Company in excess of 9.8% (or such greater percent as may be determined by the Board of Directors of the Company) of the outstanding shares of such series of Preferred Shares; or (c) Beneficially or Constructively Own Common Shares or Preferred Shares (of any class or series) which would result in the Company being “closely held” under Section 856(h) of the Code or which otherwise would cause the Company to fail to qualify as a REIT. Any Person who has Beneficial or Constructive Ownership, or who Acquires or attempts to Acquire Beneficial or Constructive Ownership, of Common Shares and/or Preferred Shares in excess of the above limitations must immediately notify the Company in writing or, in the event of a proposed or attempted Transfer or Acquisition or purported change in Beneficial or Constructive Ownership, must give written notice to the Company at least 15 days prior to the proposed or attempted Transfer, transaction or other event. Any purported Transfer of Common Shares and/or Preferred Shares which results in violation of the ownership or transfer limitations set forth in the Company’s Articles of Incorporation shall be void ab initio and the intended transferee shall not have or acquire any rights in such Common Shares and/or Preferred Shares. If the transfer and ownership limitations referred to herein are violated, the Common Shares or Preferred Shares represented hereby will constitute Excess Shares to the extent of violation of such limitations, and such Excess Shares will be automatically transferred to an Excess Shares Trust, all as provided by the Articles of Incorporation of the Company. All defined terms used in this legend have the meanings identified in the Company’s Articles of Incorporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer, will be sent without charge to each Stockholder who so requests.”

All capitalized terms in the above-referenced notice have the meanings defined in the Articles of Incorporation of the Company.